SECURIT  ISSION

04004147

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 345 32

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _1/1/2003_ AND ENDING _12/31/2003_

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Quest Capital Strategies, Inc**

                     OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

                     FIRM I.D. NO.

25231 Paseo De Alicia #110

(No. and Street)

Laguna Hills, CA 92653

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carolyne Tsai   **(949) 830-4885**

                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert L Chiu

(Name – if individual, state last, first, middle name)

(Address)   (City)   **PROCESSED**   (State)   (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

MAR 3 0 2004

THOMSON
FINANCIAL

MAR 0 1 2004

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _Carolyne Tsai_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Quest Capital Strategies, Inc_ , as of _February 25_ , 20 _04_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

State of California

Carolyne Tsai
Signature

Director, Secretary
Title

_____ 02/25/04
Notary Public

ABDUL HAMEED
Commission # 1383741
Notary Public - California
Orange County
My Comm. Expires Nov 7, 2006

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUEST CAPITAL STRATEGIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

QUEST CAPITAL STRATEGIES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003

Contents

Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplemental Information	10
Independent Auditor's Report on Supplemental Information Required by Rule 17a-5 of The Securities and Exchange Commission	11
Reconciliation of the Computation of Net Capital	12
Computation of Net Capital under Rule 15c3-1 Of the Securities and Exchange Commission	13
Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5	14
Schedules Not Included in Audit Package	16

Robert L. Chiu, CPA

767 N. Hill Street, Suite 210, Los Angeles, CA 90012   (213) 617-2422

Independent Auditor's Report

To The Stockholders
Quest Capital Strategies, Inc.

I have audited the accompanying statement of financial condition of Quest Capital Strategies, Inc. as of December 31, 2003 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quest Capital Strategies, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Robert L. Chiu, CPA

February 23, 2004
Los Angeles, California

1

QUEST CAPITAL STRATEGIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

Assets

Cash and cash equivalents (Note 1)	$	519,775
Commission receivables (Note 1)		248,385
Other asset		3,056
Prepaid expense		9,315
Furniture and equipment, net of accumulated depreciation of $ 115,529 (Notes 1 and 2)		7,188
Deposits (Note 3)		107,131
Total Assets	$	894,850

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	66,147	
Commission payable (Note 1)		155,132	
License fees payable		93,258	
Total Liabilities		$	314,537
Commitments and Contingencies (Note 5)			150,000

Stockholders' Equity

Common stock	$	10,000	
No par value, 200 shares authorized; 200 shares issued and outstanding			
Additional Paid-in Capital		250,000	
Retained earnings		170,313	
Total Stockholders' Equity			430,313
Total Liabilities and Stockholders' Equity		$	894,850

The accompany notes are an integral part of these financial statements.

QUEST CAPITAL STRATEGIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues

Commission	$ 3,214,845	
Annual fees	510,102	
Investment advisory	36,897	
Interest & dividend	5,774	
Other	22,097	
Total Revenues		$ 3,789,715

Expenses

Commission expense	1,927,555	
Employee compensation	515,611	
Trade overhead	51,513	
Advertising and promotion	157,692	
Legal & professional	233,498	
Arbitration settlement & fees	442,930	
License expense	36,126	
Occupancy	76,427	
Depreciation (Note 2)	6,896	
Other expenses	164,537	
Total Expenses		3,612,785
Income Before Income Taxes		176,930
Provision For State Income Taxes		2,581
Net Income		$ 174,349

The accompany notes are an integral part of these financial statements.

QUEST CAPITAL STRATEGIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock	C Corp. Retained Earnings	S Corp. Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2002	$ 10,000	$ 172,460	$ 109,257	$ 291,717
Additional Paid-in Capital			250,000	250,000
Net Income		-	174,349	174,349
Stockholders' Distribution		-	(285,753)	(285,753)
Balance at December 31, 2003	$ 10,000	$ 172,460	$ 247,853	$ 430,313

The accompany notes are an integral part of these financial statements.

4

QUEST CAPITAL STRATEGIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities:

Net income	$ 174,349	
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation (Note 2)	6,896	
Decrease (Increase) in:		
Receivable:		
Commission	(120,406)	
Others	6,753	
Other asset	(2,185)	
Prepaid expense	(2,509)	
Deposits	(642)	
Increase (Decrease) in:		
Accounts payable and accrued expenses	(3,886)	
Commission payable	49,677	
License fees payable	52,238	
Commitments and contingencies	150,000	
Net Cash Flows Provided By Operating Activities		$ 310,285

Cash Flows Used In Investing Activities:

Purchase of furniture and equipment	$ (1,045)	
Net Cash Flows Used In Investing Activities		(1,045)

Cash Flows Used In Financing Activities:

Addition of stockholders' capital	$ 250,000	
Payment of stockholders' distribution	(285,753)	
Net Cash Flows Used In Financing Activities		(35,753)

Net Increase In Cash and Cash Equivalents	273,487
Cash and Cash Equivalents - Beginning of Year	246,288
Cash and Cash Equivalents - End of Year	$ 519,775

The accompany notes are an integral part of these financial statements.

QUEST CAPITAL STRATEGIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1 -- Summary of Significant Accounting Policies

(a)   Line of Business

Quest Capital Strategies, Inc. (The Company) is primarily engaged in the business of securities brokerage.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers, maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

(b)   Securities Transactions

Proprietary securities transactions, commission revenue and related expenses are recorded on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

(c)   Depreciation

Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets. It is the Company's general practice to charge routine maintenance and repairs to expenses. Major expenditures for renewals and improvements are capitalized and depreciated. Estimated useful lives are as follows:

Furniture and office equipment	7 Years
Computer equipment	5 Years

QUEST CAPITAL STRATEGIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 1 -- Summary of Significant Accounting Policies (continued)

    (d)   Income Taxes

    The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders of the Company are liable for individual federal income taxes. Income tax provision is provided in the financial statements for the various state income taxes on the S Corporation taxable income.

    (e)   Cash Equivalents

    For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Note 2 -- Furniture And Equipment

Furniture and equipment are recorded at cost as follows:

Furniture	$ 7,889
Office equipment and computer	114,828
Total furniture and equipment	$ 122,717
Less accumulated depreciation	115,529
Net furniture and equipment	$ 7,188

Depreciation expense for 2003 is $ 6,896.

QUEST CAPITAL STRATEGIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 3 -- Deposits

A summary of the deposits at December 31, 2003 is as follows:

Deposit with clearing broker	$ 102,021
Lease security deposit	5,110
Total deposits	$ 107,131

Note 4 -- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $ 399,929 that was $ 368,960 in excess of its required net capital of $ 30,969. The Company's percentage of aggregate indebtedness to net capital at December 31, 2003 was 116.15%.

Note 5 -- Commitments and Contingencies

The Company entered into a lease agreement to occupy office space with terms expiring on July 31, 2004. The lease agreement provides for the following future minimum annual rentals:

Year Ending December 31

2004	$ 37,701

QUEST CAPITAL STRATEGIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

Note 5 -- Commitments and Contingencies (continued)

The Company was involved in an arbitration in which a number of claimants were involved to assert claims from the Company for damages they have sustained due to a prior registered representative's behavior. The NASD arbitration resulted in an award against the Company on January 16, 2004. The Company attempts to reach an out-of court settlement with claimants and it is believed that a settlement can be reached for $ 150,000. However, in the event it cannot do so, the Company will vigorously contest this case by filing a Court proceeding to vacate the award.

The Company also has other legal actions occurring in the ordinary course of business. The Company denies any wrongdoing and intends to vigorously defend these actions. According to the Company's legal counsel, the Company is in good defensible positions, and believes that the resolution of these various legal actions will not result in any material adverse effect on the Company's financial condition.

Note 6 -- Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

QUEST CAPITAL STRATEGIES, INC.

SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2003

Robert L. Chiu, CPA

767 N. Hill Street, Suite 210, Los Angeles, CA 90012   (213) 617-2422

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTAL INFORMATION REQUIRED BY
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To The Stockholders
Quest Capital Strategies, Inc.

I have audited the accompanying financial statements of Quest Capital Strategies, Inc. as of and for the year ended December 31, 2003, and have issued our report thereon dated February 23, 2004. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert L. Chiu, CPA

February 23, 2004
Los Angeles, California

11

QUEST CAPITAL STRATEGIES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2003

	Amount Per Auditor's Calculations
Net Capital	
Total stockholders' equity	$ 430,313
Deduct stockholders' equity not allowable for net capital	
Total Stockholders' Equity Qualified For Net Capital	430,313
Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
B. Other (deductions) or allowable credits	-
Total Capital and Allowable Subordinated Liabilities	430,313
Deductions and/or charges:	
A. Non-allowable assets	22,151
B. Secured demand note deficiency	-
C. Commodity futures contracts and spot commodities	-
D. Other deductions and/or charges	-
Net Capital Before Haircuts on Securities Positions	408,162
Haircuts on Securities:	
A. Contractual securities commitments	-
B. Deficit in securities collateralizing secured demand notes	-
C. Trading and investment securities	
1. Exempted securities	-
2. Debt securities	
3. Options	-
4. Other securities	8,233
D. Undue concentrations	-
E. Other	-
Net Capital	$ 399,929
Net Capital, As Reported in the Company's Part IIA of the Focus Report (unaudited)	$ 399,929

QUEST CAPITAL STRATEGIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2003

Aggregate Indebtedness

Items included in Statement of Financial Condition:

Accounts payable and accrued expenses	$	66,147
Commission payable		155,132
License fees payable		93,258
Other payable (Note 5)		150,000

Items not included in Statement of Financial Condition:

Market value of securities borrowed for which no equivalent
value is paid or credited

Other unrecorded amounts

Less adjustment based on special reserve bank accounts   -

Total Aggregate Indebtedness	**$**	**464,537**

Computation of Basic Net Capital Requirement

Greater of minimum dollar or 6.6666% of aggregate indebtedness:

Minimum dollar requirements for introducing firms not receiving

funds/securities	$	5,000
6.6666% of aggregate indebtedness	$	30,969
Minimum Net Capital Required	**$**	**30,969**
Ratio of Aggregate Indebtedness to Net Capital		116.15%
Excess Net Capital	$	368,960
Excess Net Capital @ 1000%	$	353,475

(Net capital - 10% of aggregate indebtedness)

13

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To The Stockholders
Quest Capital Strategies, Inc.

In planning and performing my audit of the financial statements of Quest Capital Strategies, Inc. for the year ended December 31, 2003, I considered its internal control structure including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Quest Capital Strategies, Inc. that I considered relevant to the objectives stated in Rule 17a-5 (g), (1) in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(11) and (2) procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures, followed by the company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payments for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and, (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Robert L. Chiu, CPA

February 23, 2004
Los Angeles, California

15

QUEST CAPITAL STRATEGIES, INC.

SCHEDULES NOT INCLUDED IN AUDIT PACKAGE
DECEMBER 31, 2003

The following schedules are not applicable to Quest Capital Strategies, Inc.:

1. Statement of Changes in Liabilities Subordinated to Claims of Creditors

    Quest Capital Strategies, Inc. has no subordinated liabilities.

2. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

    Quest Capital Strategies, Inc. is exempt from the reserve requirement under Rule 15c3-3(K)(2)(ii).

3. Information relating to the possession or control requirements under Rule 15c3-3

    Quest Capital Strategies, Inc. is exempt from the reserve requirement under Rule 15c3-3(K)(2)(ii).

4. A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation

    Quest Capital Strategies, Inc. has no subsidiaries; therefore, no consolidation is necessary.